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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

                      APPLICATION PURSUANT TO SECTION 8(F)
                    OF THE INVESTMENT COMPANY OF 1940 ("ACT")
                AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT
                 COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X]  Merger
     [ ]  Liquidation
     [ ]  Abandonment of Registration
          (Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
     [ ]  Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: The Munder Funds, Inc.

3.   Securities and Exchange Commission File No.: 811-7346

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X] Initial Application   [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     480 Pierce Street, Birmingham, Michigan 48009

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Francine S. Hayes
     c/o State Street Corporation
     One Federal Street, 9th Floor
     Boston, MA 02110
     (617) 662-3969

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7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

     Munder Capital Management, 480 Pierce Street or 255 East Brown Street, Birmingham, Michigan 48009 (records relating to its functions as investment advisor and administrator)
     Contact: Steve Shenkenberg, 248-647-9200

     Funds Distributor, Inc./BISYS Fund Services, Inc., 100 Summer Street 15TH FLOOR, Boston, Massachusetts 02110 or 3435 Stelzer Road, Columbus, OH 43219 (records relating to its functions as distributor and sub-administrator)
     Contact: George Martinez, 617-824-1296

     PFPC Inc., 101 Federal Street, Boston, Massachusetts 02110 or 4400 Computer Drive, Westborough, Massachusetts 01581 (records relating to its functions as transfer agent)
     Contact: Richard McLaughlin, 508-871-4300

     State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110 (records relating to its functions as custodian and sub-administrator)
     Contact: Francine S. Hayes, 617-662-3969

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management company;
     [ ]  Unit investment trust; or
     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X] Open-end   [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     State of Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Munder Capital Management
     480 Pierce Street
     Birmingham, Michigan 48009

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12.  Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Funds Distributor, Inc.
     100 Summer Street 15TH Floor
     Boston, Massachusetts 02110

13.  If the fund is a unit investment ("UIT") provide: Not applicable.

     (a)  Depositor's name(s) and address(es):
     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes   [X] No

     If Yes, for each UIT state:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes   [ ] No

     If Yes, state the date on which the board vote took place: August 12, 2003

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ] Yes   [X] No

          If Yes, state the date on which the shareholder vote took place: Not Applicable.

          If No, explain:

          On August 12, 2003, the Board of Directors of The Munder Funds, Inc. approved an Agreement and Plan of Reorganization and Redomiciliation pursuant to which Munder Future Technology Fund, Munder Micro-Cap Equity Fund, Munder NetNet Fund and Munder Power Plus Fund (together, the "Funds") would be reorganized with and into corresponding series of Munder Series Trust. In accordance with applicable federal and state law and with the Articles of Incorporation and By-Laws of The Munder Funds, Inc., shareholder approval of the Agreement and Plan of Reorganization and Redomiciliation was not required to reorganize and redomicile the Funds into corresponding series of Munder Series Trust. The reorganization and redomiciliation of the Funds into corresponding series of Munder Series Trust occurred on October 30, 2003.

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II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes   [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          October 30, 2003

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes   [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes   [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only: Not applicable
          Were any distributions to shareholders made in kind?

          [ ] Yes   [ ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Not applicable.

     Has the fund issued senior securities?

     [ ] Yes   [ ] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes   [ ] No

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

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     [ ] Yes   [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes   [X] No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

     [ ] Yes   [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes   [X] No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i) Legal expenses:                                           $ 40,004
          (ii) Accounting expenses:                                     $     --
          (iii) Other expenses (list and identify separately):          $     --
                                                                        --------
          (iv) Total expenses (sum of lines (i)-(iii) above):           $ 40,004

     (b)  How were those expenses allocated?

          Total expenses were allocated equally across all series involved in the redomiciliation.

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     (c)  Who paid those expenses?

          Each series of The Munder Funds, Inc. bore an allocated portion of the expenses.

     (d)  How did the fund pay for unamortized expenses (if any)?

          Any unamortized expenses were carried forward with respect to each series of The Munder Funds, Inc. to the respective corresponding series of the new trust, Munder Series Trust, into which each series was reorganized.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes   [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes   [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged,or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes   [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a) State the name of the fund surviving the Merger: Munder Series Trust

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-21294

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed;

          Not Applicable.

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     (d)  If the merger or reorganization agreement has not been filed with the
          Commission, provide a copy of the agreement as an exhibit to this form.

          A copy of the Agreement and Plan of Reorganization and Redomiciliation dated August 12, 2003 is filed herewith as Exhibit A.

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                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Munder Funds, Inc., (ii) he is the Vice President and Secretary of The Munder Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                        /s/ Stephen J. Shenkenberg
                                        -------------------------------
                                        Stephen J. Shenkenberg
                                        Vice President and Secretary

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                                    Exhibit A

                               MUNDER SERIES TRUST
                             THE MUNDER FUNDS, INC.

                              AGREEMENT AND PLAN OF
                       REORGANIZATION AND REDOMICILIATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION AND REDOMICILIATION ("Agreement") is made as of this 12th day of August, 2003, by and between Munder Series Trust, a Delaware statutory trust ("Trust"), with its principal place of business at 480 Pierce Street, Birmingham, Michigan 48009, on behalf each of its separate series: Munder Future Technology Fund, Munder Micro-Cap Equity Fund, Munder NetNet Fund, and Munder Power Plus Fund (each an "Acquiring Fund"), and The Munder Funds, Inc., a Maryland corporation ("Company"), with its principal place of business at 480 Pierce Street, Birmingham, Michigan 48009, on behalf of each of its separate series: Munder Future Technology Fund, Munder Micro-Cap Equity Fund, Munder NetNet Fund, and Munder Power Plus Fund (each an "Acquired Fund").

     WHEREAS, each of the Acquired Funds and each of the Acquiring Funds is a series of an open-end, registered investment company of the management type;

     WHEREAS, each Acquiring Fund has been organized to hold the assets of a corresponding Acquired Fund and each Acquiring Fund has had no assets (other than any seed capital required by Section 14(a) of the Investment Company Act of 1940, as amended ("1940 Act")) and has carried on no business activities prior to the date first shown above and will have had no assets (other than any required seed capital) and will have carried on no business activities prior to the consummation of this transaction described herein;

     WHEREAS, the following chart shows each Acquiring Fund and its classes of shares of beneficial interest ("Acquiring Fund Shares") and the corresponding Acquired Fund with its classes of shares of common stock ($0.01 par value per share) ("Acquired Fund Shares"):

--------------------------------------------------------------------------------
           Acquiring Fund,                   Corresponding Acquired Fund
each a series of Munder Series Trust   each a series of The Munder Funds, Inc.
    (a Delaware statutory trust)               (a Maryland corporation)
--------------------------------------------------------------------------------
Munder Future Technology Fund          Munder Future Technology Fund
Class A, B, II, K & Y shares           Class A, B, II, K & Y shares

--------------------------------------------------------------------------------
Munder Micro-Cap Equity Fund           Munder Micro-Cap Equity Fund
Class A, B, C, K, R & Y shares         Class A, B, C, K, R & Y shares

--------------------------------------------------------------------------------
Munder NetNet Fund                     Munder NetNet Fund
Class A, B, C, K, R & Y shares         Class A, B, C, K, R & Y shares

--------------------------------------------------------------------------------
Munder Power Plus Fund                 Munder Power Plus Fund
Class A, B, II, K & Y shares           Class A, B, II, K & Y shares

--------------------------------------------------------------------------------

     WHEREAS, throughout this Agreement, the term Acquiring Fund Shares should be read to include each class of shares of the applicable Acquiring Fund and each reference to Acquiring Fund

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Shares in connection with an Acquired Fund should be read to include each class of the particular Acquiring Fund that corresponds to the Acquired Fund; and

     WHEREAS, this Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1) of the United States Internal Revenue Code of 1986, as amended ("Code");

     WHEREAS, each reorganization, redomiciliation and liquidation will consist of the transfer of all of the assets of an Acquired Fund to the corresponding Acquiring Fund in exchange solely for the Acquiring Fund Shares, the assumption by the Acquiring Fund of all liabilities of the Acquired Fund, and the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in complete liquidation of the Acquired Fund, as provided herein ("Reorganization"), all upon the terms and conditions hereinafter set forth in this Agreement;

     WHEREAS, each Acquired Fund owns securities that generally are assets of the character in which the corresponding Acquiring Fund is permitted to invest;

     WHEREAS, the Trustees of the Trust have determined, with respect to each Acquiring Fund, that the transfer of all of the assets of the corresponding Acquired Fund for Acquiring Fund Shares and the assumption of all liabilities of the Acquired Fund by the Acquiring Fund is in the best interests of the Acquiring Fund and its shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction; and

     WHEREAS, the Directors of the Company have determined, with respect to each Acquired Fund, that the transfer of all of the assets of each Acquired Fund for Acquiring Fund Shares and the assumption of all liabilities of the Acquired Fund by the corresponding Acquiring Fund is in the best interests of the Company, each Acquired Fund and its shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction;

     NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ASSETS OF EACH ACQUIRED FUND TO THE CORRESPONDING ACQUIRING FUND IN EXCHANGE FOR ACQUIRING FUND SHARES, THE ASSUMPTION OF ALL ACQUIRED FUND LIABILITIES AND THE LIQUIDATION OF THE ACQUIRED FUND

     1.1 Subject to requisite approvals and the other terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Company, on behalf of each Acquired Fund, agrees to transfer all of its assets, as set forth in paragraph 1.2, to the corresponding Acquiring Fund, and the Trust, on behalf of each Acquiring Fund, agrees in exchange therefor: (i) to deliver to the Acquired Fund the number of full and fractional Acquiring Fund Shares corresponding to each class of the Acquired Fund as of the time and date set forth in paragraph 3; and (ii) to assume all liabilities of the Acquired Fund, as set forth in paragraph 1.2. Such transactions shall take place on the date of the closing provided for in paragraph 3.1 ("Closing Date").

     1.2 The assets of the Company, attributable to each Acquired Fund, to be transferred to and acquired by the Trust on behalf of each corresponding Acquiring Fund, shall consist of all assets and property, including, without limitation, all cash, securities, commodities and futures interests and dividends or interests receivable that are owned by the Acquired Fund and any deferred or prepaid

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expenses shown as an asset on the books of the Acquired Fund on the Valuation
Date as defined in paragraph 2.1 (collectively, with respect to each Acquired Fund separately, "Assets"). On the Closing Date (as defined herein), (i) the Company, on behalf of each Acquired Fund, shall transfer the Assets to the corresponding Acquiring Fund and (ii) the Trust, on behalf of each Acquiring Fund, shall assume all of the liabilities of the corresponding Acquired Fund, whether accrued or contingent, known or unknown, existing at the Valuation Date (collectively, with respect to each Acquired Fund separately, "Liabilities").

     1.3 Immediately upon delivery to the Acquired Fund of the Acquiring Fund Shares, each Acquired Fund, as the then sole shareholder of the corresponding Acquiring Fund, shall (i) approve the advisory agreements, and (ii) approve the distribution and service plan pursuant to Rule 12b-1 under the 1940 Act, with respect to each class of shares of the corresponding Acquiring Fund.

     1.4 Immediately following the actions contemplated by paragraph 1.3, the Company shall take such actions necessary to complete the liquidation of each Acquired Fund. To complete the liquidation, the Company, on behalf of each Acquired Fund, will (a) distribute to its shareholders of record with respect to each class of Acquired Fund Shares as of the Closing as defined in paragraph 3.1 ("Acquired Fund Shareholders"), on a pro rata basis within that class, the Acquiring Fund Shares of the corresponding class received by the Company, on behalf of each Acquired Fund, pursuant to paragraph 1.1 and (b) redeem the Acquired Fund Shares, pursuant to the charter of the Company ("Charter"). Such liquidation will be accomplished, with respect to each class of Acquired Fund Shares, by the transfer of the corresponding Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund Shareholders. The aggregate net asset value of each class of Acquiring Fund Shares to be so credited to each corresponding class of Acquired Fund Shareholders shall, with respect to each class, be equal to the aggregate net asset value of the Acquired Fund Shares of that class owned by Acquired Fund Shareholders on the Closing Date. All issued and outstanding Acquired Fund Shares will become authorized but unissued shares. An Acquiring Fund shall not issue certificates representing any class of Acquiring Fund Shares in connection with such exchange.

     1.5 Ownership of Acquiring Fund Shares will be shown on the books of each Acquiring Fund's Transfer Agent, as defined in paragraph 3.3.

     1.6 Any reporting responsibility of an Acquired Fund, including, but not limited to, the responsibility for filing regulatory reports, tax returns, or other documents with the Securities and Exchange Commission ("Commission"), any state securities commission, and any federal, state or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Acquired Fund.

2.   VALUATION

     2.1 The value of the Assets shall be the value of such Assets as of the close of business of the New York Stock Exchange and after the declaration of any dividends on the Closing Date (such time and date being hereinafter called the "Valuation Date"), computed using the valuation procedures set forth in then-current prospectus and statement of additional information with respect to each Acquired Fund and valuation procedures established by the Company's Board of Directors.

     2.2 All computations of value shall be made by State Street Bank and Trust Company, in its capacity as administrator for each Acquired Fund, and shall be subject to confirmation by each Acquiring Fund's record keeping agent and by each Acquiring Fund's independent accountants.

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3.   CLOSING AND CLOSING DATE

     3.1 The Closing Date shall be October 30, 2003, or such other date as the parties may agree. All acts taking place at the closing of the transactions provided for in this Agreement ("Closing") shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise agreed to by the parties. The close of business on the Closing Date shall be as of 4:00 p.m., Eastern Time. The Closing shall be held at the offices of the Company or at such other time and/or place as the parties may agree.

     3.2 The Company shall direct State Street Bank and Trust Company, as custodian for each Acquired Fund ("Custodian"), to deliver to the Trust, at the Closing, a certificate of an authorized officer stating that (i) the Assets of each Acquired Fund have been delivered in proper form to the corresponding Acquiring Fund within two business days prior to or on the Closing Date, and
(ii) all necessary taxes in connection with the delivery of the Assets of each Acquired Fund, including all applicable federal and state stock transfer stamps, if any, have been paid or provision for payment has been made. Each Acquired Fund's portfolio securities represented by a certificate or other written instrument shall be presented by the Custodian to those persons at the Custodian who have primary responsibility for the safekeeping of the assets of the corresponding Acquiring Fund, as the Custodian also serves as the custodian for each Acquiring Fund. Such presentation shall be made for examination no later than five business days preceding the Closing Date, and such certificates and other written instruments shall be transferred and delivered by each Acquired Fund as of the Closing Date for the account of the corresponding Acquiring Fund duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof. The Custodian shall deliver to those persons at the Custodian who have primary responsibility for the safekeeping of the assets of each Acquiring Fund as of the Closing Date by book entry, in accordance with the customary practices of the Custodian and of each securities depository, as defined in Rule 17f-4 under the 1940 Act, in which the corresponding Acquired Fund's Assets are deposited, the corresponding Acquired Fund's Assets deposited with such depositories. The cash to be transferred by each Acquired Fund shall be delivered by wire transfer of federal funds on the Closing Date.

     3.3 The Company shall direct PFPC, Inc., in its capacity as transfer agent for each Acquired Fund ("Transfer Agent"), to deliver to the Trust at the Closing a certificate of an authorized officer stating that its records contain the name and address of each Acquired Fund Shareholder and the number and percentage ownership of each outstanding class of shares owned by each such shareholder immediately prior to the Closing. Each Acquiring Fund shall deliver to the Secretary of the corresponding Acquired Fund a confirmation evidencing that (a) the appropriate number of Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund pursuant to paragraph 1.1 prior to the actions contemplated by paragraph 1.3 and (b) the appropriate number of Acquiring Fund Shares have been credited to the accounts of the Acquired Fund Shareholders on the books of the Acquiring Fund pursuant to paragraph 1.4. At the Closing each Acquired Fund shall deliver to the corresponding Acquiring Fund such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as the corresponding Acquiring Fund or its counsel may reasonably request.

     3.4 In the event that on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of an Acquiring Fund or the corresponding Acquired Fund (each, an "Exchange") shall be closed to trading or trading thereupon shall be restricted, or (b) trading or the reporting of trading on such Exchange or elsewhere shall be disrupted so that, in the judgment of either the Board of Trustees of the Trust or the Board of Directors of the Company, accurate appraisal of the value of the net assets of the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

4.   REPRESENTATIONS AND WARRANTIES

     4.1 Except as has been fully disclosed to the applicable corresponding Acquiring Fund prior to the date of this Agreement in a written instrument executed by an officer of the Company, the Company, on behalf of each Acquired Fund, represents and warrants to the Trust as follows:

          (a) The Acquired Fund is duly established as a series of the Company, which is a corporation duly organized, existing and in good standing under the laws of the State of Maryland, with power under the Charter, to own all of its Assets and to carry on its business as it is being conducted as of the date hereof;

          (b) The Company is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act, and the registration of each class of Acquired Fund Shares under the Securities Act of 1933, as amended ("1933 Act"), is in full force and effect;

          (c) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Acquired Fund of the transactions contemplated herein, except such as may be required under the 1933 Act, the Securities Exchange Act of 1934, as amended ("1934 Act"), the 1940 Act and state securities laws;

          (d) The current prospectus and statement of additional information of the Acquired Fund and each prospectus and statement of additional information of the Acquired Fund used at all times prior to the date of this Agreement conforms or conformed at the time of its use in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and does not or did not at the time of its use include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

          (e) On the Valuation Date, the Company, on behalf of the Acquired Fund, will have good and marketable title to the Assets of the Acquired Fund and full right, power, and authority to sell, assign, transfer and deliver such Assets hereunder free of any liens or other encumbrances, and upon delivery and payment for such Assets, the Trust, on behalf of the Acquiring Fund, will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act;

          (f) The Acquired Fund is not engaged currently, and the execution, delivery and performance of this Agreement will not result, in (i) a material violation of the Charter or by-laws of the Company or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Company, on behalf of the Acquired Fund, is a party or by which it is bound, or
(ii) the acceleration of any obligation, or the imposition of any penalty, under any agreement, indenture, instrument, contract, lease, judgment or decree to which the Company, on behalf of the Acquired Fund, is a party or by which it is bound;

          (g) All material contracts or other commitments of the Acquired Fund (other than this Agreement, contracts listed on Schedule A and certain investment contracts, including options, futures, and forward contracts) will terminate without liability to the Acquired Fund on or prior to the

Closing Date. Each contract listed on Schedule A is a valid, binding and enforceable obligation of each party thereto and the assignment by each Acquired Fund to the corresponding Acquiring Fund of each such contract will not result in the termination of such contract, any breach or default thereunder or the imposition of any penalty thereunder;

          (h) No litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to its knowledge, threatened against the Company, with respect to the Acquired Fund or any of its properties or assets, that, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Company, on behalf of the Acquired Fund, knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

          (i) The Statement of Assets and Liabilities, Statements of Operations and Changes in Net Assets, and Schedule of Investments of the Acquired Fund at June 30, 2003 have been audited by Ernst & Young LLP, independent accountants, and are in accordance with accounting principles generally accepted in the United States of America ("GAAP") consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) present fairly, in all material respects, the financial condition of the Acquired Fund as of such date in accordance with GAAP, and there are no known contingent liabilities of the Acquired Fund required to be reflected on a balance sheet (including the notes thereto) in accordance with GAAP as of such date not disclosed therein;

          (j) Since June 30, 2003, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business, other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred. For the purposes of this subparagraph (j), a decline in net asset value per share of Acquired Fund Shares due to declines in market values of securities held by the Acquired Fund, the discharge of Acquired Fund liabilities, or the redemption of Acquired Fund Shares by shareholders of the Acquired Fund shall not constitute a material adverse change;

          (k) On the Closing Date, all federal and other tax returns, dividend reporting forms, and other tax-related reports of the Acquired Fund required by law to have been filed by such date (including any extensions) shall have been filed and are or will be correct in all material respects, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof and, to the best of the Acquired Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

          (l) For each taxable year of its operation (including the taxable year ending on the Closing Date), the Acquired Fund has met (or will meet) the requirements of Subchapter M of the Code for qualification as a regulated investment company, has been (or will be) eligible to and has computed (or will compute) its federal income tax under Section 852 of the Code, and will have distributed all of its investment company taxable income and net capital gain (as defined in the Code) that has accrued through the Closing Date, and before the Closing Date will have declared dividends sufficient to distribute all of its investment company taxable income and net capital gain for the period ending on the Closing Date;

          (m) All issued and outstanding Acquired Fund Shares are, and on the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Company and have been offered and sold in every state, territory and the District of Columbia in compliance in all material respects with applicable registration requirements of the 1933 Act and other securities laws. All of the issued and outstanding Acquired Fund Shares will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the Transfer Agent, on behalf of the Acquired Fund, as provided in paragraph
3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund Shares, nor is there outstanding any security convertible into any of the Acquired Fund Shares;

          (n) The execution, delivery and performance of this Agreement, and the transactions contemplated herein, have been duly authorized by all necessary corporate action and this Agreement constitutes a valid and binding obligation of the Company, on behalf of the Acquired Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles; and

          (o) The information to be furnished by the Acquired Fund for use in registration statements and other documents filed or to be filed with any federal, state or local regulatory authority (including the National Association of Securities Dealers, Inc.), which may be necessary in connection with the transactions contemplated hereby, shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

     4.2 Except as has been fully disclosed to the applicable corresponding Acquired Fund prior to the date of this Agreement in a written instrument executed by an officer of the Trust, the Trust, on behalf of each Acquiring Fund, represents and warrants to the Company as follows:

          (a) The Acquiring Fund is duly established as a series of the Trust, which is a statutory trust duly organized, existing, and in good standing under the laws of the State of Delaware with the power under the Trust's Declaration of Trust to own all of its properties and assets and to carry on its business as contemplated by this Agreement;

          (b) The Trust is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act and the registration of the Acquiring Fund Shares under the 1933 Act will be in full force and effect as of the Closing Date;

          (c) No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated herein, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act and state securities laws;

          (d) The current prospectus and statement of additional information of the Acquiring Fund conforms in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and does not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

          (e) The Acquiring Fund is not engaged currently, and the execution, delivery and performance of this Agreement will not result, in (i) a material violation of the Trust's Declaration of

Trust or the Trust's by-laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Trust, on behalf of the Acquiring Fund, is a party or by which it is bound, or (ii) the acceleration of any obligation, or the imposition of any penalty, under any agreement, indenture, instrument, contract, lease, judgment or decree to which the Trust, on behalf of the Acquiring Fund, is a party or by which it is bound;

          (f) No litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to its knowledge, threatened against the Trust, with respect to the Acquiring Fund or any of the Acquiring Fund's properties or assets, that, if adversely determined, would materially and adversely affect the Acquiring Fund's financial condition or the conduct of its business. The Trust, on behalf of the Acquiring Fund, knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquiring Fund's business or its ability to consummate the transactions herein contemplated;

          (g) To the best knowledge of the Acquiring Fund, the Acquiring Fund will meet the requirements of Subchapter M of the Code for qualification as a regulated investment company from and including the taxable year that includes the Closing Date and will be eligible to, and will, compute its federal income tax under Section 852 of the Code;

          (h) Upon consummation of the Reorganization, all issued and outstanding Acquiring Fund Shares will be duly and validly issued and outstanding, fully paid and non-assessable by the Trust and will have been offered and sold in every state, territory and the District of Columbia in compliance in all material respects with applicable registration requirements of the 1933 Act and other securities laws. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares;

          (i) The execution, delivery and performance of this Agreement, and the transaction contemplated herein, have been duly authorized by all necessary corporate action and this Agreement constitutes a valid and binding obligation of the Acquiring Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

          (j) The information to be furnished by the Acquiring Fund for use in the registration statements and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto; and

          (k) Prior to the Closing Date, the Acquiring Fund will have carried on no business activity and will have had no assets or liabilities other than any seed capital required by Section 14(a) of the 1940 Act.

5.   COVENANTS

     The Company, on behalf of each Acquired Fund, and the Trust, on behalf of each corresponding Acquiring Fund, hereby further covenant as follows:

     5.1 Each Acquired Fund will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions, and any other distribution that may be advisable.

     5.2 Each Acquired Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof, other than in accordance with the terms of this Agreement.

     5.3. Subject to the provisions of this Agreement, each Acquiring Fund and each corresponding Acquired Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

     5.4 Each Acquiring Fund and each corresponding Acquired Fund shall use its reasonable best efforts to fulfill or obtain the fulfillment of the conditions precedent to effect the transactions contemplated by this Agreement as promptly as practicable.

     5.5 The Company, on behalf of each Acquired Fund, covenants that it will, from time to time, as and when reasonably requested by the corresponding Acquiring Fund, execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take or cause to be taken such further action as the Trust, on behalf of the Acquiring Fund, may reasonably deem necessary or desirable in order to vest in and confirm (a) the Company's title to and possession of the Acquiring Fund Shares to be delivered hereunder and (b) the Trust's, title to and possession of all the Assets and to otherwise to carry out the intent and purpose of this Agreement.

     5.6 Each Acquiring Fund will use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state blue sky or securities laws as may be necessary in order to operate after the Closing Date.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH ACQUIRED FUND

     The obligations of the Company, on behalf of an Acquired Fund, to consummate the transactions provided for herein shall be subject, at the Company's election, to the performance by the Trust, on behalf of the corresponding Acquiring Fund, of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

     6.1. All representations and warranties of the Trust, on behalf of the Acquiring Fund, contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date, with the same force and effect as if made on and as of the Closing Date;

     6.2. The Trust, on behalf of the Acquiring Fund, shall have delivered to the Acquired Fund a certificate executed in the name of the Acquiring Fund by the Trust's President or Vice President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the Company and dated as of the Closing Date, to the effect that the representations and warranties of the Trust, on behalf of the Acquiring Fund, made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Company shall reasonably request;

     6.3. The Trust, on behalf of the Acquiring Fund, shall have performed all of the covenants and complied with all of the provisions required by this Agreement to be performed or complied with by the Trust, on behalf of the Acquiring Fund, on or before the Closing Date; and

     6.4. The Acquired Fund and the Acquiring Fund shall have agreed on the number of full and fractional Acquiring Fund Shares to be issued in connection with the Reorganization after such number has been calculated in accordance with paragraph 1.1.

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH ACQUIRING FUND

     The obligations of the Trust, on behalf of an Acquiring Fund, to complete the transactions provided for herein shall be subject, at the Trust's election, to the performance by the Company, on behalf of the corresponding Acquired Fund, of all of the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

     7.1. All representations and warranties of the Company, on behalf of the Acquired Fund, contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date, with the same force and effect as if made on and as of the Closing Date;

     7.2. The Company shall have delivered to the Acquiring Fund a statement of the Acquired Fund's Assets and Liabilities, as of the Closing Date, certified by the Treasurer of the Company;

     7.3. The Company, on behalf of the Acquired Fund, shall have delivered to the Acquiring Fund a certificate executed in the name of the Acquired Fund by the Company's President or Vice President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the Trust and dated as of the Closing Date, to the effect that the representations and warranties of the Company, on behalf of the Acquired Fund, made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Trust shall reasonably request;

     7.4 The Company, on behalf of the Acquired Fund, shall have performed all of the covenants and complied with all of the provisions required by this Agreement to be performed or complied with by the Company, on behalf of the Acquired Fund, on or before the Closing Date; and

     7.5 The Acquired Fund and the Acquiring Fund shall have agreed on the number of full and fractional Acquiring Fund Shares to be issued in connection with the Reorganization after such number has been calculated in accordance with paragraph 1.1.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH ACQUIRING FUND AND EACH CORRESPONDING ACQUIRED FUND

     If any of the conditions set forth below have not been satisfied on or before the Closing Date with respect to the Company, on behalf of an Acquired Fund, or the Trust, on behalf of the corresponding Acquiring Fund, the other party to this Agreement shall be entitled, at its option, to refuse to consummate the transactions contemplated by this Agreement:

     8.1 On the Closing Date no action, suit or other proceeding shall be pending or, to the Trust's or to the Company's knowledge, threatened before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

     8.2 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities deemed necessary by the Trust or the Company to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions;

     8.3 The registration statement with respect to the Acquiring Fund Shares shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

     8.4 The parties shall have received the opinion of counsel to the Company substantially to the effect that, based upon certain facts, assumptions, and representations made by the Company, on behalf of the Acquired Funds, the Trust, on behalf of the Acquiring Funds, and the authorized officers, the transaction contemplated by this Agreement shall constitute a tax-free reorganization for federal income tax purposes. The delivery of such opinion is conditioned upon receipt by counsel to the Company of representations it shall request of the Trust and the Company. Notwithstanding anything herein to the contrary, neither the Trust nor the Company may waive the condition set forth in this paragraph 8.4;

     8.5 The parties shall have received the opinion of Maryland counsel to the Company (in form and substance acceptable to both the Company and the Trust) substantially to the effect that, based upon certain facts and certifications made by the Company, on behalf of the Acquired Funds, the Trust, on behalf of the Acquiring Funds, and the authorized officers, (a) this Agreement and the transactions contemplated herein have been approved by all necessary corporate action by the Company, and (b) neither the Agreement, nor the consummation of the transactions contemplated therein, will (a) violate or conflict with any provision of the Charter or by-laws of the Company or (b) violate, contravene or conflict with any provision of the Maryland General Corporation Law.

9.   INDEMNIFICATION

     9.1. The Trust, out of each Acquiring Fund's assets and property, agrees to indemnify and hold harmless the corresponding Acquired Fund from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which the Acquired Fund may become subject, insofar as such loss, claim, damage, liability or expense ( or actions with respect thereto) arises out of or is based on any breach by the Acquiring Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement.

     9.2 The Company, out of each Acquired Fund's assets and property, agrees to indemnify and hold harmless the corresponding Acquiring Fund from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which the Acquiring Fund may become subject, insofar as such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on any breach by the Acquired Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement.

10.  BROKERAGE FEES AND EXPENSES

     10.1 The Trust, on behalf of each Acquiring Fund, and the Company, on behalf of each corresponding Acquired Fund, represent and warrant to each other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

     10.2 The expenses relating to the proposed Reorganization will be borne solely by the Acquired Funds pro rata on the basis of relative net assets. The costs of the Reorganization shall include, but not be limited to, costs associated with obtaining any necessary order of exemption from the 1940 Act, if any, legal fees, accounting fees, and securities registration fees. Notwithstanding any of the foregoing, expenses will in any event be paid by the party directly incurring such expenses if and to the extent that the payment by another person of such expenses would result in the disqualification of such party as a "regulated investment company" within the meaning of Section 851 of the Code.

11.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

     11.1 The Trust and the Company agree that neither party has made any representation, warranty or covenant, on behalf of either an Acquiring Fund or an Acquired Fund, respectively, not set forth herein and that this Agreement constitutes the entire agreement between the parties.

     11.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder. The covenants to be performed after the Closing and the obligations of each of the Acquired Fund and Acquiring Fund in Section 9 shall survive the Closing.

12.  TERMINATION

     This Agreement may be terminated and the transactions contemplated hereby may be abandoned by resolution of the either the Board of Trustees of the Trust or the Board of Directors of the Company, at any time prior to the Closing Date, if circumstances should develop that, in the opinion of that Board, make proceeding with the Agreement inadvisable with respect to any Acquiring Fund or any Acquired Fund, respectively.

13.  AMENDMENTS

     This Agreement may be amended, modified or supplemented in such manner as may be deemed necessary or advisable by the authorized officers of the Company and the Trust.

14.  NOTICES

     Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by facsimile, electronic delivery (i.e., e-mail) personal service or prepaid or certified mail addressed to the Trust and the Company, 480 Pierce Street, Birmingham, MI 48009, attn: Stephen J. Shenkenberg, in each case with a copy to Dechert LLP, 1775 I Street, N.W., Washington, DC 20006, attn: Jane A. Kanter.

15.  HEADINGS; GOVERNING LAW; SEVERABILITY; ASSIGNMENT; LIMITATION OF LIABILITY

     15.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     15.2 This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its principles of conflicts of laws.

     15.3 The warranties, representations, and agreements contained in this Agreement made by the Company, on behalf of each of the Acquired Funds, are made on a several (and not joint, or joint and several) basis. Similarly, the warranties, representations, and agreements contained in this Agreement made by the Trust, on behalf of each of the Acquiring Funds, are made on a several (and not joint, or joint and several) basis. The benefits and obligations attendant to the Reorganization are severable with respect to each Acquired Fund and its corresponding Acquiring Fund and the other Acquired Funds and their corresponding Acquiring Funds participating in the Reorganization. Shareholders of the Acquired Funds have no rights under this Agreement with respect to the reorganization, redomiciliation, and liquidation of any other Acquired Fund in which they do not hold shares.

     15.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President or Vice President.

MUNDER SERIES TRUST, on behalf of its series:   THE MUNDER FUNDS INC., on behalf
                                                   of its series:
Munder Future Technology Fund,                  Munder Future Technology Fund,

Munder Micro-Cap Equity Fund,                   Munder Micro-Cap Equity Fund,

Munder NetNet Fund, and                         Munder NetNet Fund, and

Munder Power Plus Fund                          Munder Power Plus Fund


By: /s/ Stephen J. Shenkenberg                  By: /s/ Peter K. Hoglund
    ---------------------------------               -----------------------
        Stephen J. Shenkenberg                          Peter K. Hoglund
        Vice President & Secretary                      Vice President

                                   Schedule A

            Acquired Fund Contracts to be Assigned to Acquiring Funds

1. Combined Administration Agreement dated June 13, 2003, with Munder Capital Management.
2. Combined Investment Advisory Agreement dated June 13, 2003, with Munder Capital Management.
3. Combined Distribution Agreement dated June 13, 2003, as amended, with Funds Distributor, Inc.
4. Sub-Administration Agreement dated June 13, 2003, with BISYS Fund Services, Inc.
5. Sub-Administration Agreement dated June 13, 2003, with State Street Bank and Trust Company.
6. Side Letter Agreement dated June 13, 2003, with State Street Bank and Trust Company.
7. Master Custodian Contract dated September 26, 2001, as amended, with State Street Bank and Trust Company.
8. Transfer Agency and Registrar Agreement dated June 13, 2003, as amended, with PFPC Inc.
9. Securities Lending Authorization Agreement dated March 31, 1998, as amended, with State Street Bank and Trust Company.
10. Securities Lending Letter Agreement with Goldman, Sachs & Co. dated October 1, 2001, as amended.
11. Master Securities Loan Agreement with Goldman, Sachs & Co. dated September 21, 2000, as amended.
12. Line of Credit Agreement dated December 20, 2000, as amended, with State Street Bank and Trust Company.
13.  Master Repurchase Agreement dated June 15, 2001 with Goldman, Sachs & Co.
14. Custodial Undertaking dated June 15, 2001 with Goldman, Sachs & Co. and The Bank of New York.
15. Master Repurchase Agreement dated March 27, 2001 with Lehman Brothers Inc. and/or Lehman Commercial Paper Inc.
16. Subcustodial Undertaking dated March 27, 2001 with Lehman Brothers Inc. and/or Lehman Commercial Paper Inc., State Street Bank and Trust Company and The Chase Manhattan Bank.
17. Master Repurchase Agreement dated March 21, 2001 with Merrill Lynch Government Securities Inc. and/or Merrill Lynch, Pierce, Fenner & Smith Incorporated.
18. Subcustodial Undertaking dated March 21, 2001 with Merrill Lynch Government Securities Inc. and/or Merrill Lynch, Pierce, Fenner & Smith Incorporated and The Chase Manhattan Bank.
19.  Master Repurchase Agreement dated June 15, 2001 with Salomon Smith Barney
     Inc.
20. Custodial Undertaking dated June 15, 2001 with Salomon Smith Barney Inc. and The Bank of New York.
21. Administrative Services Agreement with American General Retirement Services Company dated December 31, 2000.
22. Administrative Services Agreement with Benefit Plans Administrative Services, Inc. dated October 22, 2002.
23.  Service Agreement with Universal Pensions, Inc. dated September 8, 1997.
24.  Administrative Services Agreement with Comerica Bank dated December 24,
     2001.
25. Administrative Services Agreement with CPI Qualified Plan Consultants, Inc. dated January 5, 2001.
26. Administrative Services Agreement with First Trust Corporation dated August 12, 2002.
27. Administrative Services Agreement with Digital Retirement Solutions, Inc. dated July 1, 2000.
28. Funds Trading Agreement with Fidelity Investments Institutional Operations Company dated March 1, 2000.
29.  Administrative Services Agreement with GoldK, Inc. dated February 19, 2002.

30. Administrative Services Agreement with BenefitsCorp Equities, Inc. dated January 6, 2000, as amended.
31. Shareholder Service Agreement with Invesmart, Inc. dated January 8, 2001, as amended.
32. Administrative Services Agreement with Manufacturers Life Insurance Company (U.S.A.) dated August 21, 2000.
33. Administrative Services Agreement with Manufacturers Life Insurance Company of NY dated August 21, 2000.
34. Sub-Administration Services Agreement with Matrix Settlement & Clearance Services, LLC dated August 9, 2001.
35. Supplement to Trust Fund/SERV Agreement with MFS Heritage Trust Company dated April 11, 2000.
36.  Service Agreement with Mid Atlantic Capital Corp. dated August 23, 1999.
37. Administrative Services Agreement with Milliman USA, Inc. dated September 26, 2002.
38. Administrative Services Agreement with Security Trust Company dated August 4, 2001.
39. Networking Services Agreement with Janney Montgomery Scott LLC dated October 15, 2001.
40. Networking Services Agreement with Morgan Stanley Dean Witter dated August 5, 2000.
41. Addendum to Bilateral Networking Agreement with MacDonald Investments, Inc. dated October 16, 2000.
42.  Networking Services Agreement with Robert W. Baird & Co. dated July 24,
     2000.
43. Networking Services Agreement with U.S. Clearing, a division of Fleet Securities, Inc. dated December 6, 2001.
44. Networking Reimbursement Agreement with American Enterprise Investment Services, Inc. dated June 24, 2002.
45. Networking Services Agreement with Bear Stearns Securities Corp. dated April 6, 2001.
46. Networking Services Agreement with Wachovia Securities, Inc. dated January 1, 2003.
47. Networking Services Agreement with Morgan Keegan &Co, Inc. dated June 12, 2000.
48. Addendum to Bilateral Networking Agreement with U.S. Bancorp Piper Jaffrey Inc. dated August 21, 2001.
49. Networking Services Agreement with National Investors Corp dated February 1, 2002.
50. Networking Reimbursement Agreement with A.G. Edwards & Sons, Inc. dated April 16, 1999.